

Botetourt Bankshares, Inc.



07051209



RECD S.E.C.
APR 1 9 2007
1080



2006 Annual Report



Management's Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in understanding and evaluating Botetourt Bankshares, Inc.'s financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Botetourt Bankshares, Inc., the parent company of Bank of Botetourt, currently operates eight offices in three counties of Virginia. The main office is in Buchanan, with other Botetourt County office locations in Daleville, Eagle Rock and Troutville. The Bank's operations center is located in Buchanan and the loan administration center is located in Troutville. The Roanoke County offices are located on Challenger Avenue in eastern Roanoke County and on Peters Creek Road in north Roanoke County. The Rockbridge County offices are located at 65 East Midland Trail in Lexington and 5905 N. Lee Highway in Fairfield. Buchanan Service Corporation, a subsidiary of Bank of Botetourt, provides non-traditional banking services for the Company, including insurance services, title insurance services, and investment brokerage services.

The individual market conditions of each county vary from rural to urban with Botetourt County being the most rural and Roanoke County the most urban. The southern portion of Botetourt County has enjoyed both residential and industrial growth due to the development of subdivisions and industrial parks. Bank of Botetourt and bank personnel work with local government and business leaders in an effort to continue to attract industry to our entire market area.

Earnings increased by 8.32% in 2006 to $3.5 million compared to $3.2 million for 2005 and $2.4 million in 2004. Return on average assets was 1.41% in 2006, 1.43% in 2005, and 1.17% in 2004. Our return on assets compares favorably to members of our peer group. During 2006, 2005 and 2004, revenues from the Bank of Botetourt represented approximately 99% of Botetourt Bankshares, Inc.'s total revenues.

The total assets of Botetourt Bankshares, Inc. grew to $254.4 million in 2006 from $238.5 million in 2005, a 6.67% increase. Average equity to average assets demonstrates the Company's strong capital position with a ratio of 9.26% at December 31, 2006. Our capital position continues to be in line with our peer group's average.

The Sarbanes-Oxley Act of 2002 was enacted to increase the reliability of financial statements issued by public companies. The Act increases the number of independent parties responsible for the issuance of the financial statements and increases the independence of those already involved in the financial statement process. At December 31, 2006, the Company was in compliance with the Act.

Management plans to continue increasing market share by expanding to contiguous markets using earnings from operations to fund the Company's growth. During the fourth quarter of 2006, Bank of Botetourt entered into a contract to purchase property located at LakeWatch Plantation in Franklin County, Virginia for construction of a branch office. Regulatory filings for the branch application were submitted during the first quarter of 2007 with an anticipated opening date during the fourth quarter of 2007. Also in 2007, a planned expansion of the loan administration center will create needed office space for loan processing and loan administraton functions. Management of Botetourt Bankshares, Inc. has no plans to raise capital for its expansionary activities through external sources.

Critical Accounting Policy

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 contain a summary of its significant accounting policies. Management believes the Company's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, the Company considers the policy related to this area critical.

Table 1. Net Interest Income and Average Balances (thousands)

	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Yield/ Cost[2]	Average Balance	Interest Income/ Expense	Yield/ Cost[2]	Average Balance	Interest Income/ Expense	Yield/ Cost[2]
Interest-earning assets:									
Deposit with banks	$ 242	$ 12	4.96%	$ 188	$ 5	2.66%	$ 208	$ 2	0.96%
Taxable investment securities	20,216	787	3.89%	16,587	569	3.43%	14,663	521	3.55%
Nontaxable investment securities	9,636	415	4.31%	9,440	405	4.29%	9,412	408	4.33%
Federal funds sold	6,996	340	4.86%	4,534	159	3.51%	3,639	55	1.51%
Loans, net[1]	194,081	15,401	7.94%	175,862	12,743	7.25%	158,934	10,716	6.74%
Total interest-earning assets	231,171	16,955		206,611	13,881		186,856	11,702	
Yield on average interest-earning assets			7.33%			6.72%			6.26%
Noninterest-earning assets:									
Cash and due from banks	6,540			8,404			10,752		
Property and equipment	5,694			5,825			5,713		
Interest receivable and other	3,935			3,670			3,311		
Total noninterest-earning assets	16,169			17,899			19,776		
Total assets	$ 247,340			$ 224,510			$ 206,632		
Interest-bearing liabilities:									
Demand deposits	$ 20,812	30	0.14%	$ 21,885	22	0.10%	$ 20,589	21	0.10%
Savings and money markets	37,237	514	1.38%	38,453	289	0.75%	39,405	264	0.67%
Time deposits	130,355	5,504	4.22%	112,043	3,742	3.34%	99,445	3,041	3.06%
Other borrowings	648	36	5.56%	544	17	3.13%	953	14	1.47%
Total interest-bearing liabilities	189,052	6,084		172,925	4,070		160,392	3,340	
Cost on average interest-bearing liabilities			3.22%			2.35%			2.08%
Noninterest-bearing liabilities									
Demand deposits	34,030			29,992			26,788		
Interest payable and other	1,354			1,016			913		
Total noninterest-bearing liabilities	35,384			31,008			27,701		
Total liabilities	224,436			203,933			188,093		
Stockholders' equity	22,904			20,577			18,539		
Total liabilities and stockholders' equity	$ 247,340			$ 224,510			$ 206,632		
Net interest income		$10,871			$ 9,811			$ 8,362	
Net yield on interest-earning assets			4.70%			4.75%			4.48%

(1) Average loan balances include nonaccrual loans and are net of loan loss reserve.

(2) The amounts are not adjusted for tax equivilent yield on tax-exempt investments.

Net Interest Income

Net interest income, the principal source of bank earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Net interest income increased in 2006 to $10.9 million compared to $9.8 million in 2005 and $8.4 million in 2004. The increase in net interest income was the result of growth in earning assets and an increasing interest rate environment. Net interest margin was adversely impacted by the rising cost of time deposits, due to an inverted yield curve, which increased short-term rates at a more rapid than normal pace. Competition for deposits and loans continue to compress net margins. Additional factors influencing net interest margin include aggressive pricing and competition from unregulated organizations. The net interest margin for 2006 decreased by 5 basis points to 4.70% compared to 4.75% for 2005 and 4.48% for 2004. The effects of changes in volumes and rates on net interest income in 2006 compared to 2005, and 2005 compared to 2004 are shown in Table 2.

Interest income for 2006 increased by $3.1 million to $17.0 million from $13.9 million in 2005. Interest income in 2004 totaled $11.7 million. The increase in interest income in 2006 from 2005 and in 2005 over 2004 were both the result of an increase in loan volume and a rising interest rate environment.

Interest expense increased in 2006 by $2.0 million to $6.1 million from $4.1 million in 2005. The increase in 2006 from 2005 as well as the increase in 2005 from 2004 was due to both growth in interest-bearing deposits and higher interest rates paid on deposits. Interest paid on time deposits, which make up the largest portion of interest-bearing deposits, increased $1,762,000, or 47.1%, from 2005 to 2006. The average rate paid on time deposits increased 88 basis points to 4.22% in 2006 from 3.34% in 2005.

Table 2. Rate/Volume Variance Analysis (thousands)

	2006 Compared to 2005			2005 Compared to 2004		
	Interest Income/ Expense Variance	Variance Attributed To		Interest Income/ Expense Variance	Variance Attributed To	
		Rate	Volume		Rate	Volume
Interest-earning assets:						
Deposits in other banks	$ 7	$ 5	$ 2	$ 3	$ 3	$ -
Taxable investment securities	218	83	135	48	(17)	65
Nontaxable investment securities	10	2	8	(3)	(4)	1
Federal funds sold	181	75	106	104	88	16
Loans	2,658	1,272	1,386	2,027	836	1,191
Total	3,074	1,437	1,637	2,179	906	1,273
Interest-bearing liabilities:						
Demand deposits	8	9	(1)	1	-	1
Savings deposits	225	234	(9)	25	31	(6)
Time deposits	1,762	1,089	673	701	295	406
Other borrowings	19	15	4	3	5	(2)
Total	2,014	1,347	667	730	331	399
Net interest income	$ 1,060	$ 90	$ 970	$ 1,449	$ 575	$ 874

(1) The variance in interest attributed to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.

(2) Balances of nonaccrual loans have been included in average loan balances.

Provision for Loan Losses

The allowance for loan losses is established to provide for potential losses in the Company's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the amount of the provision for loan losses required to maintain an allowance adequate to provide for any potential losses. The factors considered in making this decision are the collectibility of problem loans, volume of new loans, composition of the loan portfolio, known local business problems, and general economic outlook.

The Bank has experienced above average loan growth during the past three years as economic conditions in the Bank's market areas have remained strong. Nonperforming assets at year-end 2006 were 0.85% of loans outstanding as compared to 1.08% at year-end 2005. Bank management has implemented a comprehesive loan review program that includes a risk rating system for all loans. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of specific, general and unallocated components. The adequacy of the allowance is determined by analysis of the different components. Management continually evaluates the adequacy of the loan loss reserve. The loan loss provision allocated for 2006 reflects the amount determined by management to maintain the reserve at a level adequate based on the overall risk in the portfolio.

In 2006, management decreased the provision for loan losses to $300,000 from $450,000 in 2005 due to overall improvement of asset quality in the loan portfolio and less net loan charge-offs. The provision for loan losses was $725,000 in 2004. The Bank's allowance for loan losses as a percentage of total loans at the end of 2006 was 1.18% as compared to 1.22% in 2005 and 1.25% in 2004.

Additional information is contained in Tables 12, 13 and 14, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is a result of service charges on a growing deposit account base including charges for insufficient funds items and fees charged for nondeposit services such as safe deposit box rental fees. Mortgage loan origination fees and title insurance commissions also are a significant source of the company's noninterest income. In 2006, mortgage origination fees and title insurance commissions were reduced due to a decline in residential real estate loan activity and increased competition in the title insurance sector. Noninterest income totaled $1.794 million in 2006, a decrease of $124,000 from the $1.918 million recorded in 2005. Noninterest income in 2004 totaled $1.633 million. Primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (thousands)

	2006	2005	2004
Service charges on deposit accounts	$ 887	$ 859	$ 760
Other service charges and fees	191	179	182
Mortgage origination fees	340	407	313
Title insurance commissions	181	225	175
Safe deposit box rent	20	20	19
Gain on the sale of securities	-	7	1
Other income	175	221	183
Total noninterest income	$ 1,794	$ 1,918	$ 1,633

Noninterest Expense

Noninterest expense for 2006 increased by $690,000 or 10.4% to $7.3 million. Noninterest expense in 2005 was $6.6 million and $5.8 million in 2004 (see Table 4). The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 57.8% in 2006, 56.5% in 2005 and 58.4% in 2004.

The continuing growth of the Bank has resulted in higher personnel, occupancy, and furniture and equipment expenses. Personnel expenses, including salaries, wages, and employee benefits is the primary noninterest expense of the Company. The increase in salaries and wages can be attributed to normal increases in compensation paid to employees and also additions to the banking staff as necessary due to the continued growth of the bank. The increase in employee benefits expense is primairly due to the increase in health benefit costs for employees, which are provided by the Company. The increase in furniture and equipment expense during 2006 was the result of data processing equipment upgrades. Expenses related to foreclosed assets increased in 2005 due to the sale of other real estate owned property at a loss. Table 4 provides a further breakdown of noninterest expense for the past three years.

Table 4. Noninterest Expense (thousands)

	2006	2005	2004
Salaries & wages	$ 3,210	$ 2,872	$ 2,523
Employee benefits	1,029	942	856
Total personnel expense	4,239	3,814	3,379
Occupancy expense	413	391	360
Furniture & equipment	691	570	458
Printing & supplies	124	123	115
FDIC deposit insurance	27	26	26
Professional services	132	102	100
Postage	87	81	82
Telephone	132	124	118
Courier fees	55	51	44
Education & seminars	53	41	32
Travel expense	34	27	24
Director fees and expense	92	91	71
Advertising and public relations	188	143	176
Insurance	42	48	26
Capital stock tax	157	140	118
Outside services	183	164	155
Foreclosed assets, net	3	37	1
Other operating expense	663	652	549
Total noninterest expense	$ 7,315	$ 6,625	$ 5,834

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will be taxable or deductible, depending when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $1.6 million in 2006, $1.4 million in 2005 and $1.0 million for 2004 representing 31.1%, 31.0% and 30.1% of income before income taxes, respectively. Tax expense has increased as a result of increased earnings.

The Bank's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in provisions for loan losses, depreciation, deferred compensation, deferred income, pension expense, and investment security discount accretion.

At December 31, 2006, the Company had a net deferred income tax asset of approximately $735,000, which was included in other assets, compared to a net deferred income tax asset of $344,000 at December 31, 2005 which also was included in other assets. The deferred income tax asset in 2006 consisted primarily of a deferred tax benefit of a $689,000 temporary difference in provision for loan losses and a $343,000 temporary difference in defined benefit plan offset by a $240,000 temporary difference in depreciation and a $186,000 temporary difference in accrued pension cost.

Earning Assets

Average earning assets increased $24.6 million in 2006 from the 2005 average of $206.6 million. Total average earning assets represented 93.5% and 92.0% of total average assets in 2006 and 2005, respectively. The percent mix of average earning assets changed in 2006 with increases in average loans, investment sercurities, and federal funds sold. Average non-earning assets were reduced in 2006 as a result of lower cash reserve requirements. Higher interest rates resulted in higher earnings credits thereby lowering the required cash balances at correspondent banks. A summary of average assets for the past three years is shown in Table 5.

Table 5. Average Asset Mix (thousands)

	2006		2005		2004	
	Average Balance	%	Average Balance	%	Average Balance	%
Earning assets:						
Loans, net	$ 194,081	78.5%	$ 175,862	$ 78.3%	$ 158,934	76.9%
Investment securities	29,852	12.1%	26,027	11.6%	24,075	11.6%
Federal funds sold	6,996	2.8%	4,534	2.0%	3,639	1.8%
Deposits in other banks	242	0.1%	188	0.1%	208	0.1%
Total earning assets	231,171	93.5%	206,611	92.0%	186,856	90.4%
Noncarning assets:						
Cash and due from banks	6,540	2.6%	8,404	3.8%	10,752	5.2%
Premises and equipment	5,694	2.3%	5,825	2.6%	5,713	2.8%
Other assets	3,935	1.6%	3,670	1.6%	3,311	1.6%
Total nonearning assets	16,169	6.5%	17,899	8.0%	19,776	9.6%
Total assets	$ 247,340	100.0%	$ 224,510	100.0%	$ 206,632	100.0%

Loans

Average net loans totaled $194.1 million during 2006, an increase of $18.2 million or 10.3% above 2005. This reflects the continuing efforts to grow the loan portfolio prudently. A significant portion of the loan portfolio, $170.5 million or 80.4%, is made up of loans secured by various types of real estate. Total loans secured by 1-4 family residential properties represented 29.9% of total loans at the end of 2006 while nonfarm/nonresidential properties made up 28.8%.

The Bank makes both consumer and commercial loans to all neighborhoods within its market area, including the low- and moderate-income areas. Our market area is generally defined to be all or portions of the Botetourt, Roanoke and Rockbridge counties of Virginia and the cities of Lexington, Buena Vista and Roanoke, Virginia. The

Bank places emphasis on consumer based installment loans and commercial loans to small and medium sized businesses. Aggressive pricing and competition from unregulated organizations have also been a factor when generating new loans. The amounts of loans outstanding by type for the last five years, and the maturity distribution of variable and fixed rate loans as of year-end 2006 are presented in Table 6 and Table 7, respectively.

Table 6. Loan Portfolio Summary (thousands)

	2006	2005	2004	2003	2002
Commercial, financial and agricultural[1]	$ 101,211	$ 96,630	$ 88,404	74,649	$ 54,878
Real estate, construction	31,418	16,412	23,194	18,834	15,352
Real estate, mortgage	63,461	56,320	43,931	38,560	31,818
Installment loans to individuals, other	15,952	16,257	15,518	13,960	13,711
Leases	1	5	40	74	126
Total	$ 212,043	$ 185,624	$ 171,087	$ 146,077	$ 115,885

(1) Includes commercial real estate

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 7.9% in 2006 compared to an average yield of 7.3% in 2005 and 6.7% in 2004.

Table 7. Maturity Schedule of Loans (thousands)

	2006					
	Other Real Estate[1]	Commercial Finanical and Agricultural	Construction and Development	Others	Total Amount	Total %
Fixed rate loans:						
Three months or less	$ 3,426	$ 876	$ 1,193	$ 2,578	$ 8,073	3.8%
Over three months to twelve months	14,583	2,590	4,631	1,609	23,413	11.1%
Over twelve months to three years	1,613	3,279	1,330	3,903	10,125	4.8%
Over three years to five years	2,351	3,603	1,090	4,209	11,253	5.3%
Over five years to fifteen years	10,329	370	154	445	11,298	5.3%
Over fifteen years	2,797	-	22	-	2,819	1.3%
Total fixed rate loans	35,099	10,718	8,420	12,744	66,981	31.6%
Variable rate loans:						
Three months or less	35,577	10,968	19,227	3,361	69,133	32.6%
Over three months to twelve months	7,700	930	315	101	9,046	4.3%
Over twelve months to three years	31,700	1,302	679	-	33,681	15.9%
Over three years to five years	26,904	1,329	2,777	805	31,815	15.0%
Over five years to fifteen years	573	-	-	814	1,387	0.6%
Over fifteen years	-	-	-	-	-	-%
Total variable rate loans	102,454	14,529	22,998	5,081	145,062	68.4%
Total loans:						
Three months or less	39,003	11,844	20,420	5,939	77,206	36.4%
Over three months to twelve months	22,283	3,520	4,946	1,710	32,459	15.4%
Over twelve months to three years	33,313	4,581	2,009	3,903	43,806	20.7%
Over three years to five years	29,255	4,932	3,867	5,014	43,068	20.3%
Over five years to fifteen years	10,902	370	154	1,259	12,685	5.9%
Over fifteen years	2,797	-	22	-	2,819	1.3%
Total loans	$ 137,553	$ 25,247	$ 31,418	$ 17,825	$ 212,043	100.0%

(1) Other Real Estate includes commercial real estate.

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or increased loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income. Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, Government-sponsored enterprises, and State and local bond issues. All securities are high quality. Management views the investment portfolio as a secondary source of income. Adjustments are sometimes necessary in the portfolio to provide an adequate source of liquidity that can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 pre`sents the investment portfolio at the end of 2006 by major types of investments and maturity ranges.

At December 31, 2006, the market value of the investment portfolio was $26.32 million, representing a $141,000 unrealized appreciation above amortized cost. This compared to a market value of $29.73 million and a $13,000 unrealized appreciation above amortized cost a year earlier.

Table 8. Investment Securities (thousands)

December 31, 2006

	Amortized Cost Due					
	In One Year or Less	After One Through Five Yrs.	After Five Through Ten Years	After Ten Years	Total	Market Value
Investment securities:						
Government-sponsored enterprises and Treasuries	$ 6,048	$ 10,482	$ -	$ -	$ 16,530	$ 16,292
State and political subs.	490	4,975	3,838	100	9,403	9,301
Other	250	-	-	-	250	731
Total	$ 6,788	$ 15,457	$ 3,838	$ 100	$ 26,183	$ 26,324
Weighted average yields:[1]						
Government-sponsored enterprises and Treasuries	4.05%	4.18%	-%	-%		
States and political subs.	6.27%	5.78%	5.27%	4.95%		
Other	6.00%	-%	-%	-%		
Total weighted average	4.31%	4.70%	5.27%	4.95%	4.67%	

[1] Adjusted tax exquivilent yield

	2005		2004	
	Book Value	Market Value	Book Value	Market Value
Investment securities:				
Government-sponsored enterprises and Treasuries	$ 20,076	$ 19,701	$ 15,536	$ 15,442
States and political subdivisions	9,388	9,394	9,666	9,887
Other	250	632	250	701
Total	$ 29,714	$ 29,727	$ 25,452	$ 26,030

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposits in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past and increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and internal interest rate spreads, in addition to predicting future loan volume, to maintain the Bank's growth and profitability. The Bank attempts to structure rates to simultaneouly promote deposit and asset growth, manage risk, and increase overall profitability of the Bank.

Average total deposits for the year ended December 31, 2006 amounted to $222.4 million which was an increase of $20.1million, or 9.9% over 2005. The percentage of the Bank's average deposits that are interest-bearing decreased to 84.7% in 2006 from 85.2% in 2005. Average demand deposits which earn no interest increased to $34.0 million in 2006 from $30.0 million in 2005 and $26.8 million in 2004. Average deposits and average rates paid for the past three years are summarized in Table 9.

Table 9. Deposit Mix (thousands)

	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest-bearing deposits:						
NOW accounts	20,812	0.15%	$ 21,885	$ 0.10%	$ 20,589	0.10%
Money market	14,655	2.73%	12,861	1.25%	14,087	0.98%
Savings	22,582	0.50%	25,592	0.50%	25,319	0.50%
Small denomination certificates	92,000	4.12%	81,926	3.22%	76,517	2.99%
Large denomination certificates	38,355	4.46%	30,117	3.68%	22,928	3.30%
Total interest-bearing deposits	188,404	3.21%	172,381	2.35%	159,440	2.09%
Noninteresting-bearing deposits	34,030		29,992		26,788	
Total deposits	$ 222,434		$ 202,373		$ 186,228	

The average balance of certificates of deposit issued in denominations of $100,000 or more increased by $8.2 million or 27.2% in 2006. The growth in certificates of deposit issued in denominations of $100,000 or more can be attributed to depositors within our market area. Time deposits held by municipalities and other public funds sources increased to $4.2 million in 2006 from $2.9 million in 2005. The bank had no brokered deposits at December 31, 2006. Management's strategy has been to support loan and investment growth with core deposits in our primary market area and not to solicit aggressively the more volatile, large denomination brokered certificates of deposit. Table 10 provides maturity information relating to Certificate of Deposits of $100,000 or more at December 31, 2006.

Table 10. Large Time Deposit Maturities (thousands)

Analysis of time deposits of $100,000 or more at December 31, 2006:

Remaining maturity of three months or less	$ 5,823
Remaining maturity over three through six month	5,293
Remaining maturity over six through twelve month	15,274
Remaining maturity over twelve months	18,006
Total time deposits of $100,000 or more	$ 44,396

Capital Adequacy

Stockholders' equity was $23.6 million at December 31, 2006, an 8.8% increase over the 2005 year-end total of $21.7 million. The increase was primarily a result of earnings and an increase in the market value of available for sale securities, partially offset by dividends and the adjustment in other comprehensive income for defined benefit and post retirement health benefits. Average stockholders' equity as a percentage of average total assets amounted to 9.3% in 2006 and 9.2% in 2005.

Regulatory requirements relating to capital adequacy provide minimum risk-based ratios that assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2006 the Company and Bank had ratios of Tier 1 capital to risk-weighted assets of 11.9% and 11.2%, respectively, and ratios of total capital to risk-weighted assets of 13.1% and 12.5%, respectively. These ratios continue to compare favorably to our peer group and are in excess of all regulatory minimum requirements.

Table 11. Year-End Risk-Based Capital (thousands)

	2006		2005	
	Consolidated	Bank of Botetourt	Consolidated	Bank of Botetourt
Tier 1 capital	$ 24,311	$ 22,911	$ 21,671	$ 20,270
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	2,502	2,502	2,271	2,271
Total regulatory capital	$ 26,813	$ 25,413	$ 23,942	$ 22,541
Total risk-weighted assets	$ 204,253	$ 203,989	$ 181,776	$ 181,579
Tier 1 as a percent of risk-weighted assets	11.9%	11.2%	11.9%	11.2%
Total regulatory capital as a percent of risk-weighted assets	13.1%	12.5%	13.2%	12.4%
Leverage ratio*	9.8%	9.3%	9.2%	8.6%

* Tier 1 capital divided by average total assets for the quarter ended December 31.

In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3.0% to 5.0%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2006, the Company and the Bank had ratios of year-end Tier 1 capital to average total assets for the fourth quarter of 2006 of 9.8% and 9.3%, respectively. Table 11 sets forth summary information with respect to the Company and the Bank's capital ratios at December 31, 2006 and 2005. All capital ratio levels indicate that the Company and the Bank are well capitalized.

At December 31, 2006 the Company had 1,241,750 shares of common stock outstanding, which were held by approximately 850 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans to minimize interest rate risk and, although a portion of the loans have been made based upon the value of collateral, it tries to rely primarily on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank does not accrue interest or accrete discount on any asset (1) which is maintained on a cash basis because of deterioration in the financial condition of the borrower, (2) for which payment in full of principal or interest is not expected, or (3) upon which principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in the process of collection. An asset is "well secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. An asset is "in the process of collection" if collection of the asset is proceeding in due course either (1) through legal action, including judgement enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal actions that are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

For purposes of applying the third test for nonaccrual status listed above, the date on which an asset reaches nonaccrual status is determined by its contractual terms. If the principal or interest on an asset becomes due and unpaid for 90 days or more on a date that falls between report dates and the asset is either considered impaired or less than fully collateralized, the asset is placed in nonaccrual status as of the date it becomes 90 days past due and it will remain in nonaccrual status until it meets the criteria for restoration to accrual status.

The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Nonperforming assets are analyzed in Table 12 for the last five years.

Table 12. Nonperforming Assets

	2006	2005	2004	2003	2002
Nonaccrual loans	$ 1,557,000	$ 308,000	$ 488,000	$ 219,000	$ 771,000
Loans past due 90 days or more	244,000	1,685,000	1,127,000	876,000	1,161,000
Foreclosed properties	-	-	65,000	136,000	70,000
	$ 1,801,000	$ 1,993,000	$ 1,680,000	$ 1,231,000	$ 2,002,000
Interest income, orginal terms					
Nonaccrual loans	$ 236,886	$ 77,270	$ 54,501	$ 25,150	$ 83,231
Loans past due 90 days or more	27,167	73,958	72,261	83,997	102,350
	$ 264,053	$ 151,228	$ 126,762	$ 109,147	$ 185,581
Interest income, recognized					
Nonaccrual loans	$ 41,160	$ 140	$ 8,259	$ 1,112	$ 9,034
Loans past due 90 days or more	18,493	78,088	33,122	44,823	58,539
Total	$ 59,653	$ 78,288	$ 41,381	$ 45,935	$ 67,573
Nonperforming assets to total loans	0.85%	1.08%	0.98%	0.85%	1.73%

The allowance for loan losses is maintained at a level management believes to be adequate to absorb potential losses. Some of the factors that management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13.

Table 13. Loan Losses

	2006	2005	2004	2003	2002
Allowance for loan losses, beginning	$2,271,074	$2,131,534	$1,688,812	$1,413,997	$1,303,042
Provision for loan losses, added	300,000	450,000	725,000	625,000	975,000
Loans charged off					
Commercial, financial and agricultural	(58,238)	(150,221)	(130,490)	(283,628)	(509,480)
Real estate, construction	-	(41,884)		-	(50,029)
Real estate, mortgage	(33,421)	-	(58,275)	(11,023)	(63,698)
Installment loans to individuals	(137,305)	(169,306)	(150,960)	(331,700)	(269,980)
	(228,964)	(361,411)	(339,725)	(626,351)	(893,187)
Recoveries of loans previously charged off					
Commercial, financial and agricultural	100,000	3,601	7,778	192,258	4,952
Real estate, mortgage	13,889	1,350	1,764	24,282	91
Installment loans to individuals	46,123	46,000	47,905	59,626	24,099
	160,012	50,951	57,447	276,166	29,142
Net charge-offs	(68,952)	(310,460)	(282,278)	(350,185)	(864,045)
Allowance for loan losses, ending	$2,502,122	$2,271,074	$2,131,534	$1,688,812	$1,413,997
Net loan charge-offs to average loans	0.04%	0.18%	0.18%	0.27%	0.73%

The loan portfolio also included loans to various borrowers (watch loans) at year-end for which management had concerns about the ability of the borrowers to continue to comply with present loan repayment terms, and which could result in some of these loans being uncollectible. Total loans on management's watch list on December 31, 2006 amounted to $8,151,752. Management monitors these loans carefully and has allocated reserves to the extent deemed necessary in the allowance for loan losses.

The allowance for loan losses was 1.18% of gross loans outstanding at December 31, 2006. This represents an increase of $231,048 above the reserve at December 31, 2005. Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 2006.

The allocation of the reserve for loan losses is detailed in Table 14 below:

Table 14. Allocation of the Reserve for Loan Losses (thousands)

Balance at end of period applicable to	2006 Amount	2006 Percent[1]	2005 Amount	2005 Percent[1]	2004 Amount	2004 Percent[1]	2003 Amount	2003 Percent[1]	2002 Amount	2002 Percent[1]
Commercial, financial and agricultural	$ 1,418	47.8%	$ 1,330	52.1%	$ 1,145	51.7%	$ 859	51.1%	$ 652	47.3%
Real estate, construction	269	14.8%	265	8.8%	199	13.5%	135	12.9%	148	13.2%
Real estate, mortgage	187	29.9%	175	30.3%	356	25.7%	458	26.4%	324	27.6%
Installment loans to individuals, other	628	7.5%	501	8.8%	432	9.1%	236	9.5%	290	11.8%
Leases	-	-%	-	-%	-	-%	1	0.1%	-	0.1%
Total	$ 2,502	$100.0%	$ 2,271	100.0%	$ 2,132	100.0%	$ 1,689	100.0%	$ 1,414	100.0%

(1) Represents the percentage of loans in each category to the total loans outstanding.

Liquidity and Interest Rate Sensitivity

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rates changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank and the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) is considered to be adequate by management.

Table 15. Interest Rate Sensitivity (thousands)

	December 31, 2006 Maturities/Repricing				
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Earnings assets:					
Loans	$ 75,556	$ 38,827	$ 81,820	$ 15,840	$ 212,043
Investments	2,400	4,390	15,216	3,851	25,857
Interest-bearing deposits with banks	163	-	-	-	163
Federal funds sold	-	-	-	-	-
Total	$ 78,119	$ 43,217	$ 97,036	$ 19,691	$ 238,063
Interest-bearing deposits:					
NOW accounts	$ 5,396	$ -	$ 16,187	$ -	$ 21,583
Money market	1,932	-	5,795	-	7,727
Savings	10,553	-	10,553	-	21,106
Certificates of deposit	19,468	71,334	52,243	-	143,045
Federal funds purchased	1,341	-	-	-	1,341
Total	$ 38,690	$ 71,334	$ 84,778	$ -	$ 194,802
Interest sensitivity gap	$ 39,429	$ (28,117)	$ 12,258	$ 19,691	$ 43,261
Cumulative interest sensitivity gap	$ 39,429	$ 11,312	$ 23,570	$ 43,261	$ 43,261
Ratio of sensitivity gap to total earning assets	16.56%	(11.81)%	5.15%	8.27%	18.17%
Cumulative ratio of sensitivity gap to total earning assets	16.56%	4.75%	9.90%	18.17%	18.17%

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2006. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2006, the Bank appeared to be asset-sensitive with earning assets exceeding interest-bearing liabilities subject to changes in interest rates. Included in the interest-bearing liabilities subject to interest rate changes within three months are a portion of NOW accounts, money market accounts, and savings accounts which historically have not been as interest-sensitive as other types of interest-bearing deposits. A larger portion of these accounts are included in the thirteen to sixty month time period due to the fact that they are not considered as interest rate sensitive as other deposit liabilities. The Bank appears to be liability-sensitive in the four to twelve month time horizon and asset-sensitive in the thirteen to sixty month time horizon.

Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. All banks have interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources such as deposits. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

The following table shows key financial ratios that often are used to compare the performance of financial institutions.

Table 16. Key Financial Ratios

	2006	2005	2004
Return on average assets	1.41%	1.43%	1.17%
Return on average equity	15.18%	15.60%	12.95%
Average equity to average assets	9.26%	9.17%	8.97%
Dividend payout ratio	25.69%	23.10%	23.63%



Botetourt Bankshares, Inc.

Dear Stockholder,



H. Watts Steger, III G. Lyn Hayth, III

We are extremely gratified to report record annual earnings for the third consecutive year. The company's strong performance reflects the execution of a philosophy concentrating on solid and paced growth. The continuing positive earnings trend can be attributed to an economy fostering steady loan demand in our market coupled with our company's strong asset quality.

In 2006, your company's continued success included achieving net income in the amount of $3,477,055, an increase of 8.32% over the prior year's earnings. Both basic and diluted earnings per share increased by $0.20, from $2.60 at December 31, 2005 to $2.80 at December 31, 2006. Return on average assets amounted to 1.41% and return on average equity for 2006 amounted to 15.18%. As a result of the continued increase in earnings, the company's quarterly dividend payment, paid on February 10, 2007, was increased to $0.20 per share, an increase of 11.11% in the quarterly dividend payment.

The increase in earnings can be attributed to continued strong loan growth. Total net loans at year-end 2006 amounted to $209,541,312, an increase of 14.28% above 2005. Average interest-earning assets increased by $24,560,000 in 2006, an increase of 11.89%. Net interest income increased by $1.060 million, an increase of 10.80% for the year. At December 31, 2006, total assets amounted to $254,382,317, an increase of 6.64% above the prior year, and total deposits increased by 5.28% to $227,229,407.

The economic outlook appears to remain positive for the coming year. The Federal Open Market Committee's action of raising short-term interest rates has had a positive impact in controlling inflationary pressures during 2006. With the current inverted yield curve environment, the company will face a narrowing net interest margin in 2007, which will place pressure on continued earnings growth.

Your company continues to seek selected market expansion for its footprint, and plans have been made to establish a branch office to be located in the LakeWatch Plantation development at Smith Mountain Lake in Franklin County, Virginia. The construction of the office will commence mid-year 2007.

The company's management team and your board of directors remain committed to "Taking Care of You," a philosophy of professionally and personally serving our customers and communities. Thank you for your continued support of Botetourt Bankshares, Inc. and community banking.

Sincerely,

H. Watts Steger, III
Chairman & CEO

G. Lyn Hayth, III
President



ElliottDavis
Accountants and Business Advisors

104 Cranberry Road
Post Office Box 760
Galax, VA 24333

Phone 276.238.1800
Fax 276.238.1801

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Botetourt Bankshares, Inc.
Buchanan, Virginia

We have audited the consolidated balance sheets of Botetourt Bankshares, Inc. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Botetourt Bankshares, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Galax, Virginia
March 26, 2007

Financial Highlights Summary[1]

	2006	2005	2004	2003	2002
Summary of Operations					
Interest income	$ 16,955	$ 13,881	$ 11,702	$ 10,876	$ 11,167
Interest expense	6,084	4,070	3,340	3,686	4,597
Net interest income	10,871	9,811	8,362	7,190	6,570
Provision for loan losses	300	450	725	625	975
Other income	1,794	1,918	1,633	1,724	1,802
Other expense	7,315	6,625	5,834	5,569	4,948
Income taxes	1,573	1,444	1,036	794	728
Net income	$ 3,477	$ 3,210	$ 2,400	$ 1,926	$ 1,721
Per Share Data					
Basic earnings per share	$ 2.80	$ 2.60	$ 1.95	$ 1.57	$ 1.40
Diluted earnings per share	2.80	2.60	1.95	1.56	1.40
Cash dividends declared	0.72	0.60	0.46	0.38	0.27
Book value	19.02	17.53	15.78	14.43	13.26
Year-end Balance Sheet Summary					
Loans, net	$ 209,541	$ 183,353	$ 168,955	$ 144,388	$ 114,470
Securities	26,864	30,224	26,452	30,204	40,266
Total assets	254,382	238,534	213,346	195,965	180,872
Deposits	227,229	215,843	192,647	173,403	163,861
Stockholders' equity	23,623	21,735	19,456	17,758	16,289
Interest-earning assets	$ 239,070	$ 222,891	$ 201,516	$ 176,530	$ 167,425
Interest-bearing liabilities	194,802	184,478	164,857	153,001	142,039
Selected Ratios					
Return on average assets	1.4%	1.4%	1.2%	1.0%	1.0%
Return on average equity	15.2%	15.6%	13.0%	11.3%	11.0%
Dividends declared as percent of net income	25.7%	23.1%	23.6%	24.3%	19.3%

[1] In thousands of dollars, except per share data.

Consolidated Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash and due from banks	$ 8,258,003	$ 8,985,579
Interest-bearing deposits with banks	163,151	291,648
Federal funds sold	-	6,752,000
Investment securities available for sale	24,798,980	27,940,163
Investment securities held to maturity (fair value approximates $1,525,353 in 2006 and $1,787,702 in 2005)	1,539,933	1,809,776
Restricted equity securities	524,600	474,000
Loans, net of allowance for loan losses of $2,502,122 in 2006 and $2,271,074 in 2005	209,541,312	183,352,611
Property and equipment, net	5,625,914	5,784,284
Accrued income	1,513,122	1,222,811
Other assets	2,417,302	1,920,863
Total assets	$ 254,382,317	$ 238,533,735
Liabilities and Stockholders' Equity		
Liabilities		
Noninterest-bearing deposits	$ 33,768,568	$ 31,365,352
Interest-bearing deposits	193,460,839	184,477,729
Total deposits	227,229,407	215,843,081
Federal funds purchased	1,341,000	-
Accrued interest payable	943,449	548,317
Other liabilities	1,245,669	407,292
Total liabilities	230,759,525	216,798,690
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, $1.00 par value; 2,500,000 shares authorized; 1,241,750 and 1,240,121 shares issued and outstanding in 2006 and 2005, respectively	1,241,750	1,240,121
Additional paid-in capital	1,546,984	1,510,751
Retained earnings	21,544,114	18,960,299
Accumulated other comprehensive income (loss)	(710,056)	23,874
Total stockholders' equity	23,622,792	21,735,045
Total liabilities and stockholders' equity	$ 254,382,317	$ 238,533,735

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income			
Loans and fees on loans	$ 15,401,475	$ 12,743,231	$ 10,715,312
Federal funds sold	339,821	158,555	55,295
Investment securities:			
Taxable	786,534	569,211	520,900
Exempt from federal income tax	371,941	371,339	380,673
Dividend income	43,369	33,247	27,249
Deposits with banks	12,103	5,422	2,481
Total interest income	16,955,243	13,881,005	11,701,910
Interest expense			
Deposits	6,047,705	4,052,837	3,325,837
Federal funds purchased	35,943	16,848	13,751
Total interest expense	6,083,648	4,069,685	3,339,588
Net interest income	10,871,595	9,811,320	8,362,322
Provision for loan losses	300,000	450,000	725,000
Net interest income after provision for loan losses	10,571,595	9,361,320	7,637,322
Noninterest income			
Service charges on deposit accounts	886,511	859,425	760,277
Other service charges and fees	191,211	178,603	181,832
Mortgage origination fees	340,376	407,115	313,079
Commissions on title services	181,085	224,748	174,729
Net realized gains on sales of securities	-	7,198	656
Other income	194,539	241,332	202,010
Total noninterest income	1,793,722	1,918,421	1,632,583
Noninterest expense			
Salaries and employee benefits	4,238,694	3,814,394	3,378,528
Occupancy	412,882	391,494	359,963
Equipment	690,582	569,671	458,379
Foreclosed assets, net	2,559	36,665	1,059
Advertising and public relations	188,055	142,994	176,090
Outside services	183,042	163,507	154,746
Other general and administrative	1,599,559	1,506,416	1,305,226
Total noninterest expense	7,315,373	6,625,141	5,833,991
Income before income taxes	5,049,944	4,654,600	3,435,914
Income tax expense	1,572,889	1,444,578	1,035,716
Net income	$ 3,477,055	$ 3,210,022	$ 2,400,198
Basic earnings per share	$ 2.80	$ 2.60	$ 1.95
Diluted earnings per share	$ 2.80	$ 2.60	$ 1.95
Basic weighted average shares outstanding	1,240,755	1,235,657	1,232,645
Diluted weighted average shares outstanding	1,243,622	1,236,967	1,233,356

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

Years ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2003	1,230,924	$1,230,924	$1,328,190	$14,658,543	$ 540,203	$17,757,860
Net income	-	-	-	2,400,198	-	2,400,198
Net change in unrealized appreciation on investment securities available for sale, net of taxes of $(87,570)	-	-	-	-	(169,990)	(169,990)
Reclassified securities gains realized, net of taxes of $(223)	-	-	-	-	(443)	(443)
Total comprehensive income						2,229,775
Dividends declared ($.46 per share)	-	-	-	(567,063)	-	(567,063)
Stock issued	1,821	1,821	33,780	-	-	35,601
Balance, December 31, 2004	1,232,745	1,232,745	1,361,970	16,491,678	369,780	19,456,173
Net income	-	-	-	3,210,022	-	3,210,022
Net change in unrealized appreciation on investment securities available for sale, net of taxes of $(175,747)	-	-	-	-	(341,155)	(341,155)
Reclassified securities gains realized, net of taxes of $(2,447)	-	-	-	-	(4,751)	(4,751)
Total comprehensive income						2,864,116
Dividends declared ($.60 per share)	-	-	-	(741,401)	-	(741,401)
Stock issued	7,376	7,376	148,781	-	-	156,157
Balance, December 31, 2005	1,240,121	1,240,121	1,510,751	18,960,299	23,874	21,735,045
Net income	-	-	-	3,477,055	-	3,477,055
Net change in unrealized appreciation on investment securities available for sale, net of taxes of $(40,717)	-	-	-	-	79,041	79,041
Total comprehensive income						3,556,096
Adjustment to initially apply FASB Statement No. 158:						
Defined benefit pension plan, net of taxes of $(342,655)	-	-	-	-	(665,153)	(665,153)
Post retirement health, net of taxes of $(76,149)	-	-	-	-	(147,818)	(147,818)
Dividends declared ($0.72 per share)	-	-	-	(893,240)	-	(893,240)
Stock issued	1,629	1,629	36,233	-	-	37,862
Balance, December 31, 2006	1,241,750	$1,241,750	$1,546,984	$21,544,114	$ (710,056)	$23,622,792

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 3,477,055	$ 3,210,022	$ 2,400,198
Adjustments to reconcile net income			
to net cash provided by operations:			
Depreciation and amortization	619,055	573,746	517,045
Provision for loan losses	300,000	450,000	725,000
Deferred income taxes	(13,681)	(122,372)	(139,185)
Net realized losses on sales of assets	989	30,621	22,323
Accretion of discount on securities, net of amortization of premiums	(7,925)	(6,712)	(8,449)
Changes in assets and liabilities:			
Accrued income	(290,311)	(241,128)	7,959
Other assets	(181,327)	(547,606)	303,735
Accrued interest payable	395,132	153,745	25,753
Other liabilities	(434,115)	(263,144)	472,176
Net cash provided by operating activities	3,864,872	3,237,172	4,326,555
Cash flows from investing activities			
Net (increase) decrease in interest-bearing deposits with banks	128,497	(96,948)	54,775
Net (increase) decrease in federal funds sold	6,752,000	(2,970,000)	(3,782,000)
Purchases of investment securities – held to maturity	(200,000)	(200,000)	(675,000)
Purchases of investment securities – available for sale	(4,026,292)	(6,258,126)	(8,253,947)
Purchases of restricted equity securities	(50,600)	(34,300)	(69,500)
Maturities of investment securities – held to maturity	470,000	650,000	850,000
Maturities of investment securities – available for sale	7,295,000	760,000	11,150,500
Sale of investment securities – available for sale	-	800,500	500,156
Net increase in loans	(26,568,701)	(14,918,653)	(25,292,677)
Purchases of property and equipment, net	(343,311)	(473,972)	(844,552)
Proceeds from sales of property and equipment	9,011	1,600	-
Proceeds from sales of foreclosed assets	70,000	88,500	80,000
Net cash used in investing activities	(16,464,396)	(22,651,399)	(26,282,245)
Cash flows from financing activities			
Net increase in noninterest-bearing deposits	2,403,216	3,575,150	3,417,204
Net increase in interest-bearing deposits	8,983,110	19,620,455	15,827,404
Net increase (decrease) in federal funds purchased	1,341,000	-	(3,971,000)
Common stock issued	37,862	156,157	35,601
Dividends paid	(893,240)	(741,401)	(567,063)
Net cash provided by financing activities	11,871,948	22,610,361	14,742,146
Net increase (decrease) in cash and cash equivalents	(727,576)	3,196,134	(7,213,544)
Cash and due from banks, beginning	8,985,579	5,789,445	13,002,989
Cash and due from banks, ending	$ 8,258,003	$ 8,985,579	$ 5,789,445
Supplemental disclosure of cash flow information			
Interest paid	$ 5,688,516	$ 3,915,940	$ 3,313,835
Taxes paid	$ 1,642,740	$ 1,984,432	$ 527,000
Supplemental disclosure of noncash activities			
Other real estate acquired in settlement of loans	$ 80,000	$ 71,450	$ -

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Botetourt Bankshares, Inc. (the Company) is a Virginia bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Bank of Botetourt (the Bank). The Bank is a Virginia state chartered bank subject to regulation by the Bureau of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank provides full banking services through eight branch offices in Botetourt, Roanoke and Rockbridge counties. The Bank has a wholly-owned subsidiary, Buchanan Service Corporation, which conducts its operations through a minority interest in an insurance company, a minority interest in an investment company, majority interests in two title insurance companies and as an agent for sale of life and disability insurance.

The accounting and reporting policies of the Company, the Bank and Buchanan Service Corporation follow generally accepted accounting principles and general practices of the financial services industry. Following is a summary of the more significant policies.

Critical Accounting Policy

Management believes the policy with respect to the methodology for the determination of the allowance for loan losses involves a high degree of complexity. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed with the Audit Committee and Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and Buchanan Service Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining proper segment definition, the Company considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Substantially all of the Company's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Company's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Interest-bearing Deposits with Banks

Interest-bearing deposits with banks are carried at cost.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at their outstanding principal amount adjusted for charge-offs and the allowance for loan losses. Loan origination fees and costs are not capitalized and recognized as an adjustment to the yield on the related loan as management does not consider such deferrals to be material to the Company's financial position or results of operations.

Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than its carrying value. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and Equipment

Land is carried at cost. Buildings, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives or lease terms:

	Years
Buildings and improvements	10-50
Furniture and equipment	3-10

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations, gains and losses on sale, and changes in the valuation allowance are included in net expenses from foreclosed assets.

Intangible Assets

Intangible assets consist of computer software and a deposit purchase premium which are being amortized over three and fifteen years, respectively, using the straight-line method. At December 31, 2006 and 2005, accumulated amortization was $660,628 and $543,254, respectively. Related amortization expense was $117,374, $91,179 and $60,981 for the three-year period ended December 31, 2006. Intangible assets are classified as other assets on the balance sheet.

Stock-based Compensation

The Company maintains a stock-based compensation plan that provides for grants of stock options to selected employees. This plan has been presented to and approved by the Company's stockholders. On January 1, 2006, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. SFAS No. 123R requires that stock-based compensation be recognized as compensation cost in the income statement based on fair values of options granted on the measurement date, which is generally the date of the grant. The Company transitioned to SFAS No. 123R using the modified prospective application method ("modified prospective application"). As permitted under modified prospective application, as it is applicable to the Company, SFAS No. 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006.

Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant. The following pro forma information presents net income, earnings per share, and diluted earnings per share for the years ended December 31, 2005 and 2004, as if the fair value method of SFAS No. 123 had been used to measure compensation cost for stock-based compensation plans. For purposes of these pro forma disclosures, the estimated fair value of options is charged to expense at date of grant as all options are fully vested upon issue.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Stock-based Compensation, continued

	2005	2004
Net Income	$ 3,210,022	$ 2,400,198
Less pro forma expense related to options granted, net of tax	(4,459)	(13,860)
Pro forma net income	$ 3,205,563	$ 2,386,338
Pro forma net income per share:		
Basic-as reported	$ 2.60	$ 1.95
Basic-pro forma	$ 2.59	$ 1.94
Diluted-as reported	$ 2.60	$ 1.95
Diluted-pro forma	$ 2.59	$ 1.93

Employee Benefit Plans

A noncontributory defined benefit pension plan is provided for all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes. The Company also provides a qualified 401(k) retirement savings plan. All full-time employees are eligible to participate on a voluntary basis, after completing their first year of service. All employees may elect to make pretax contributions up to the maximum amount allowed by the Internal Revenue Service. The first six percent (6%) of employee contributions are matched fifty percent (50%) by the Company. The Company sponsors a post-retirement health care plan for certain retired employees.

The Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," (SFAS No. 158) as of December 31, 2006. SFAS No. 158 requires the Company to recognize the overfunded or underfunded status of all of its post-retirement benefit plans in its balance sheet and to recognize changes in the funded status in comprehensive income. Prior to the adoption of SFAS No. 158 in 2006, the Company recognized the expense related to its post retirement health care plan as costs were incurred. The adoption of SFAS No. 158 had the following incremental effect on the balance sheet as of December 31, 2006:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Other assets	$ 2,605,214	$ (187,912)	$ 2,417,302
Total assets	$ 254,570,229	$ (187,912)	$ 254,382,317
Other liabilities	$ 620,610	$ 625,059	$ 1,245,669
Total liabilities	$ 230,134,466	$ 625,059	$ 230,759,525
Accumulated other comprehensive loss	$ 102,915	$ (812,971)	$ (710,056)
Total shareholders' equity	$ 24,435,763	$ (812,971)	$ 23,622,792

Advertising and Public Relations Expense

The Company expenses advertising and public relations costs as they are incurred.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale, defined benefit plan and post-retirement benefits are recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liabilities or assets are also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued using the Treasury Stock Method.

Comprehensive Income

Comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by, and distributions to, stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded. Related fees are recorded when they are incurred or received.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with bank and federal funds sold: The carrying amounts of interest-bearing deposits with banks and federal funds sold approximate their fair values.

Available for sale and held to maturity investment securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Federal funds purchased: The carrying amounts of federal funds purchased approximate fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current year. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. DI, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company adopted SFAS No. 155 on January 1, 2007 with no material impact to its financial position, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and determined that it will have no impact on its financial position, reported results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS No. 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company's fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS No. 158 in December 2006. See Note 11.

In September 2006, the FASB ratified the consensus reached related to EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company adopted EITF 06-5 on January 1, 2007 with no material impact to its financial position, results of operations and cash flows.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") 108. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has adopted SAB 108 and determined that it had no impact on the reported results of operations or financial conditions.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $1,800,000 and $3,375,000 for the periods including December 31, 2006 and 2005, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

2006	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury securities	$ 2,996,996	$ 218	$ 14,810	$ 2,982,404
Government-sponsored enterprises	12,283,146	6,305	216,771	12,072,680
State and municipal securities	9,112,905	36,822	137,286	9,012,441
Corporate securities	250,001	481,454	-	731,455
	$ 24,643,048	$ 524,799	$ 368,867	$ 24,798,980
Held to maturity:				
Government-sponsored enterprises	$ 1,250,000	$ -	$ 12,752	$ 1,237,248
State and municipal securities	289,933	51	1,879	288,105
	$ 1,539,933	$ 51	$ 14,631	$ 1,525,353

Note 3. Investment Securities, continued

2005	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury securities	$ 6,243,312	$ 7,441	$ 37,475	$ 6,213,278
Government-sponsored enterprises	12,782,075	-	318,402	12,463,673
State and municipal securities	8,628,601	88,682	87,199	8,630,084
Corporate securities	250,001	446,877	63,750	633,128
	$ 27,903,989	$ 543,000	$ 506,826	$ 27,940,163
Held to maturity:				
Government-sponsored enterprises	$ 1,050,000	$ -	$ 26,319	$ 1,023,681
State and municipal securities	759,776	4,603	358	764,021
	$ 1,809,776	$ 4,603	$ 26,677	$ 1,787,702

Government-sponsored enterprises, commonly referred to as U.S. Agencies, include investments in Federal Farm Credit Banks, Federal Home Loan Banks, and Federal National Mortgage Association bonds.

Restricted equity securities, which are carried at cost, consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), and The Community Bankers Bank which are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLB. Both the Bank's stock in The Community Bankers Bank and the FHLB are restricted in the fact that the stock may only be repurchased by that company.

Investment securities with amortized cost of approximately $2,800,000 and $2,300,000 at December 31, 2006 and 2005, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31 are as follows:

	2006	2005	2004
Realized gains	$ -	$ 7,948	$ 656
Realized losses	-	(750)	-
	$ -	$ 7,198	$ 656

The scheduled maturities of securities available for sale and securities held to maturity at December 31, 2006, were as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,748,105	$ 5,722,229	$ 1,039,933	$ 1,032,000
Due after one year through five years	14,956,866	14,744,417	500,000	493,353
Due after five years through ten years	3,838,076	3,768,988	-	-
Due after ten years	100,001	563,346	-	-
	$ 24,643,048	$ 24,798,980	$ 1,539,933	$ 1,525,353

Note 3. Investment Securities, continued

The following tables detail unrealized losses and related fair values in the Bank's investment securities portfolio. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2006						
U.S. Treasury securities	$ 1,489,436	$ 8,972	$ 992,863	$ 5,838	$ 2,482,299	$ 14,810
Government-sponsored enterprises	1,688,840	11,159	10,614,782	218,364	12,303,622	229,523
State and municipal securities	2,412,509	26,828	3,543,969	112,337	5,956,478	139,165
Corporate securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 5,590,785	$ 46,959	$15,151,614	$ 336,539	$ 20,742,399	$ 383,498

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2005						
U.S. Treasury securities	$ 2,481,939	$ 14,089	$ 2,475,576	$ 23,386	$ 4,957,515	$ 37,475
U.S. Government agency securities	7,042,557	91,098	6,444,797	253,623	13,487,354	344,721
State and municipal securities	2,013,748	38,283	1,322,623	49,274	3,336,371	87,557
Corporate securities	186,250	63,750	-	-	186,250	63,750
Total temporarily impaired securities	$11,724,494	$ 207,220	$10,242,996	$ 326,283	$ 21,967,490	$ 533,503

Management considers the nature of the investment, the underlying causes of the decline in market value, the severity and duration of the decline in market value and other evidence, on a security-by-security basis, in determining if the decline in market value is other than temporary. Management believes all unrealized losses presented in the table above to be temporary in nature.

The Company does not believe that gross unrealized losses as of December 31, 2006, which are comprised of 78 investment securities, represent an other-than-temporary impairment. The gross unrealized losses reported relate to investment securities issued by the United States Treasury, Government-sponsored enterprises, and various state and municipal securities. Total gross unrealized losses, which represent 3.5% of the amortized cost basis of the Company's total investment securities, were attributable to changes in interest rates due to market conditions and not due to the credit quality of the investment securities. The Company has both the intent and ability to hold the investment securities for a period of time necessary to recover the amortized cost.

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31 are as follows (in thousands):

	2006	2005
Commercial	$ 25,400	$ 19,975
Real estate:		
Construction and land development	31,418	16,412
Residential, 1-4 families	63,461	56,320
Residential, 5 or more families	4,630	130
Farmland	9,922	10,439
Nonfarm, nonresidential	61,060	65,541
Agricultural	199	545
Consumer	13,884	14,034
Leases	1	5
Other	2,068	2,223
	212,043	185,624
Allowance for loan losses	(2,502)	(2,271)
	$ 209,541	$ 183,353

Loans receivable include $71,000 and $92,000 in overdraft demand deposit accounts at December 31, 2006 and 2005, respectively.

Note 5. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	2006	2005	2004
Balance, beginning	$ 2,271,074	$ 2,131,534	$ 1,688,812
Provision charged to expense	300,000	450,000	725,000
Recoveries of amounts charged off	160,012	50,951	57,447
Amounts charged off	(228,964)	(361,411)	(339,725)
Balance, ending	$ 2,502,122	$ 2,271,074	$ 2,131,534

Note 5. Allowance for Loan Losses, continued

The following is a summary of information pertaining to impaired and nonperforming loans at December 31:

	2006	2005
Impaired loans without a valuation allowance	$ 228,599	$ -
Impaired loans with a valuation allowance	1,685,841	778,211
Total impaired loans	$ 1,914,440	$ 778,211
Valuation allowance related to impaired loans	$ 384,600	$ 49,191

	2006	2005
Nonaccrual loans	$ 1,556,790	$ 308,372
Loans past due more than ninety days still accruing	244,009	1,685,402
	$ 1,800,799	$ 1,993,774

	2006	2005	2004
Average investment in impaired loans	$ 1,027,832	$ 471,153	$ 407,982
Interest income recognized for the year	$ 125,954	$ 21,304	$ 8,259
Interest income recognized on a cash basis for the year	$ 3,077	$ -	$ 259

The Company is not committed to lend additional funds to debtors whose loans have been modified or are considered impaired.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31 are as follows:

	2006	2005
Land	$ 1,121,389	$ 1,121,389
Buildings and improvements	4,910,138	4,900,382
Furniture and equipment	2,865,433	2,557,833
	8,896,960	8,579,604
Less accumulated depreciation	3,271,046	2,795,320
	$ 5,625,914	$ 5,784,284

Depreciation expense for 2006, 2005, and 2004 was $600,400, $555,091, and $498,391 respectively.

Lessee Activities

The Bank began leasing out a portion of a branch facility to a third party in June 2003. The lease expires May 2007 and calls for annual lease payments of $22,370 plus cleaning services. Rental income received related to this facility in 2006, 2005, and 2004 was $26,412, $28,887, and $29,587 respectively.

The Bank leased storage space in its Loan Administration Center. The month-to-month lease was executed by a third party in November 2004 and called for monthly payments of $100 while in effect. This arrangement was terminated effective July 2006.

The Bank leases office space to Mountain Valley Title Insurance Agency, LLC in the amount of $6,000 annually and paid quarterly and to Rockbridge Title Services, LLC in the amount of $6,000 annually and paid quarterly. These terms began in July 2005. Both of these companies are related party interests.

Note 6. Property and Equipment, continued

Lessee Activities, continued

Aggregate rental income for 2006, 2005 and 2004 was $39,012, $35,887 and $32,469 respectively.

Lessor Activities

The Bank leases a parking lot adjacent to one of its branch banking facilities under an operating lease which expired April 4, 2006. The lease is in the process of re-negotiation. No anticipated payment is included in the following table. The bank also has an equipment lease contract which expires in March 2007. The remaining balance, payable in the first quarter of 2007, is $648.

The Bank also leases three locations for automated teller machines. Two lease agreements, originated in 2006, with a five- year term expiring in March 2011, call for annual lease payments of $600 each. The third lease was originated in December 2006 with a two-year term and annual lease payments of $1,800.

Aggregate rental expense for 2006, 2005 and 2004 was $3,916, $2,243 and $5,910 respectively. Future minimum commitments under noncancellable leases are as follows:

2007	$	3,648
2008		3,000
2009		1,200
2010		1,200
2011		300
Thereafter		-
	$	9,348

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $44,396,168 and $33,826,201 respectively.

At December 31, 2006, the scheduled maturities of time deposits are as follows:

2007	$	90,802,048
2008		13,764,314
2009		10,173,382
2010		23,258,682
2011		5,046,544
Thereafter		-
	$	143,044,970

Note 8. Short-Term Debt

The Company has established various credit facilities to provide additional liquidity if and as needed. At December 31, 2006, these included unsecured lines of credit of approximately $17,000,000 and a secured line of credit of approximately $10,000,000 with correspondent banks. At December 31, 2006, $1,341,000 of federal funds purchased were outstanding. No amounts were outstanding at December 31, 2005.

Note 9. Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 8,258	$ 8,258	$ 8,986	$ 8,986
Interest-bearing deposits with banks	163	163	292	292
Federal funds sold	-	-	6,752	6,752
Investment securities, available for sale	24,799	24,799	27,940	27,940
Investment securities, held to maturity	1,540	1,525	1,810	1,788
Restricted equity securities	525	525	474	474
Loans, net of allowance for loan losses	209,541	199,097	183,353	172,337
Financial liabilities				
Deposits	227,229	225,412	215,843	212,983
Federal funds purchased	1,341	1,341	-	-

Note 10. Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

	2006	2005	2004
Net income available to common shareholders	$ 3,477,055	$ 3,210,022	$ 2,400,198
Weighted average common shares outstanding	1,240,755	1,235,657	1,232,645
Effect of dilutive securities, options	2,867	1,310	711
Weighted average common shares outstanding, diluted	1,243,622	1,236,967	1,233,356
Basic earnings per share	$ 2.80	$ 2.60	$ 1.95
Diluted earnings per share	$ 2.80	$ 2.60	$ 1.95

Note 11. Benefit Plans

Stock-Based Compensation

The Company's 1999 Stock Option Plan (the "Plan") provides for the issuance of 10,000 options to its employees to purchase shares of the Company's common stock. The options can have an original term of up to ten years with an exercise price equal to the market price of the common stock on the date of grant, as defined by the Plan. The options vest immediately upon grant but may not be exercised for six months after issue. It is the Company's policy to issue new shares of stock for exercised options. At December 31, 2006, the weighted average remaining contractual life of the outstanding options was 59 months. At December 31, 2006, all options reserved under the plan had been granted.

The fair value of the Company's stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of stock options granted but are not considered by the model. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options at the time of grant.

Note 11. Benefit Plans, continued

Stock-Based Compensation, continued

All outstanding options vested prior to January 1, 2006; therefore, consistent with the prospective application methodology, no compensation expense was recognized in 2006. There was no unrecognized compensation cost at December 31, 2006 and the adoption of SFAS No. 123R has had no effect on the financial statements.

A summary of the Company's stock option activity, and related information for the years ended December 31, is as follows:

	Available For Grant	Granted and Outstanding
Balance, December 31, 2003	1,300	8,400
Granted	-	-
Exercised	-	-
Forfeited	-	-
Balance, December 31, 2004	1,300	8,400
Granted	(1,300)	1,300
Exercised	-	(200)
Forfeited	-	-
Balance, December 31, 2005	-	9,500
Granted	-	-
Exercised	-	(1,250)
Forfeited	-	-
Balance, December 31, 2006	-	8,250

Note 11. Benefit Plans, continued

Stock-Based Compensation, continued

Additional information relating to the Incentive Plan is detailed below:

		2006		2005		2004
Outstanding options at December 31:						
Exercise price, beginning of the year [1]	$	22.07	$	21.62	$	21.62
Exercise price, end of year [1]		22.33	$	22.07	$	21.62
Contractual term remaining in months [1]		59		71		83
Exercisable options outstanding at December 31:						
Number		8,250		9,500		8,400
Exercise price [1]	$	22.33	$	22.07	$	21.62
Contractual term remaining in months [1]		59		71		83
Weighted average exercise price of options:						
Granted during the year	$	-	$	25.00	$	-
Exercised during the year	$	20.36	$	22.00	$	-
Forfeited during the year	$	-	$	-	$	-
Expired during the year	$	-	$	-	$	-
Significant assumptions used in determining fair value of options granted:						
Risk-free interest rate		n/a		4.29%		n/a
Expected life in years		n/a		10		n/a
Expected dividends		n/a		2.35%		n/a
Expected volatility		n/a		13.68%		n/a
Grant-date fair value:						
Options granted during the year	$	-	$	4,459	$	-

[1] Weighted average

The intrinsic value for options outstanding, all exercisable at December 31, 2006, was $195,278. The intrinsic value for options exercised during 2006 was $25,250. The cash received from exercised options during 2006 was $25,450.

Note 11. Benefit Plans, continued

Defined Benefit Pension Plan

The Bank has a qualified, noncontributory, Defined Benefit Pension Plan, sponsored by the Virginia Bankers Association, covering all eligible employees with six months of service who have attained the age of twenty-one. Contributions to the plan are based on computations by independent actuarial consultants. The plan's assets include common stock, fixed income securities, short-term investments and cash. The benefits are primarily based on years of service and earnings. The following table is a summary of the plan's funded status for September 30, 2006 and 2005, and the assumptions and components of net periodic benefit costs for the three years in the period ended September 30, 2006.

	2006	2005
Change in benefit obligation		
Benefit obligation at beginning of year	$ 3,468,404	$ 2,686,644
Service cost	272,727	238,929
Interest cost	199,225	161,038
Actuarial loss	22,859	481,191
Benefits paid	(43,050)	(99,398)
Benefit obligation at end of year	$ 3,920,165	$ 3,468,404
Change in plan assets		
Fair value of plan assets at beginning of year	$ 2,410,373	$ 2,022,410
Actual return on plan assets	226,793	332,628
Employer contribution	187,572	154,733
Benefits paid	(43,050)	(99,398)
Fair value of plan assets at end of year	$ 2,781,688	$ 2,410,373
Change in prepaid (accrued) benefit cost		
Prepaid (accrued) benefit cost, beginning	$ (13,978)	$ 85,033
Contributions	187,572	154,733
Pension cost	(304,263)	(253,744)
Prepaid (accrued) benefit cost, September 30	$ (130,669)	$ (13,978)
Funded status		
Funded status, September 30	$ (1,138,477)	$ (1,058,031)
Unrecognized transitional net assets	(958)	(1,915)
Unrecognized prior service costs	7,644	9,174
Unrecognized net actuarial loss	1,001,122	1,036,794
Contribution paid, December	676,818	187,572
Net amount recognized, December 31	$ 546,149	$ 173,594
Recognized on balance sheet		
Other assets	$ 342,655	$ 173,594
Other liabilities	(461,659)	-
Accumulated other comprehensive loss, net of tax	665,153	-
Net amount recognized, December 31	$ 546,149	$ 173,594
Recognized in accumulated other comprehensive loss from initial adoption of SFAS No. 158		
Net loss	$ 1,001,122	$ -
Prior service cost	7,644	-
Net obligation at transition	(958)	-
Deferred tax asset	(342,655)	-
	$ 665,153	$ -

Note 11. Benefit Plans, continued

Defined Benefit Pension Plan, continued

	2006	2005	2004
Components of net periodic benefit cost			
Service cost	$ 272,727	$ 238,929	$ 204,329
Interest cost	199,225	161,038	146,083
Expected return on plan assets	(204,575)	(171,679)	(121,027)
Amortization	573	573	573
Recognized net actuarial (gain) loss	36,313	24,883	26,079
Net periodic benefit cost	$ 304,263	$ 253,744	$ 256,037

Weighted-average assumptions at September 30

	2006	2005	2004
Discount rate used for net periodic pension cost	5.75%	6.00%	6.00%
Discount rate used for disclosure	6.00%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The accumulated benefit obligation for the defined benefit pension plan was $2,035,947 and $1,818,178 at December 31, 2006 and 2005.

No contributions are expected to be paid prior to September 30, 2007.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

10/1/06-9/30/07	$ 12,955
10/1/07-9/30/08	12,952
10/1/08-9/30/09	19,478
10/1/09-9/30/10	19,586
10/1/10-9/30/11	19,887
10/1/11-9/30/16	732,199

Long-term rate of return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose – the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Note 11. Benefit Plans, continued

Defined Benefit Pension Plan, continued

Asset allocation

The pension plan's weighted-average asset allocations at September 30, 2006 and 2005, by asset category are as follows:

	2006	2005
Asset Category		
Mutual funds – fixed income	21%	19%
Mutual funds – equity	71%	81%
Other	8%	0%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 25% fixed income and 75% equities. The Investment Manager selects fund managers with demonstrated experience and expertise and funds with demonstrated historical performance for the implementation of the Plan's investment strategy. The Investment Manager considers both actively and passively managed investment strategies and allocates funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administration costs chargeable to the Trust.

Post Retirement Health Insurance

The Company sponsors a post-retirement health care plan for certain retired employees. The health plan has an annual limitation (a "cap") on the dollar amount of the employer's share of the cost of covered benefits incurred by a plan participant. The retiree is responsible, therefore, for the amount by which the cost of the benefit coverage under the plan incurred during a year exceeds that cap. No health care cost increases have been factored into the health plan's actuarial calculations due to this cap. The plan was frozen at December 31, 2006 with coverage continuing for existing participants in the plan as of that date and two announced retirements occurring in 2007. The following tables summarize the Bank's post retirement plan obligations, assets, funded status, and the assumptions and components of net periodic benefit costs using a measurement date of December 31, 2006. For periods prior to the adoption of SFAS No. 158, balance sheet items were considered to be insignificant and expenses were recorded at cost.

Notes to Consolidated Financial Statements

Note 11. Benefit Plans, continued

Post Retirement Health Insurance, continued

	2006
Change in benefit obligation	
Benefit obligation at beginning of year	$ 235,546
Interest cost	13,422
Actuarial loss	3,143
Benefits paid	(23,700)
Benefit obligation at end of year	$ 228,411
Change in plan assets	
Fair value of plan assets at beginning of year	$ -
Employer contribution	23,700
Benefits paid	(23,700)
Fair value of plan assets at end of year	$ -
Funded status	
Funded status, December 31	$ (228,411)
Unrecognized transition obligation	220,824
Unrecognized actuarial loss	3,143
Net amount recognized	$ (4,444)
Recognized on balance sheet	
Other assets	$ 76,149
Other liabilities	(228,411)
Accumulated other comprehensive loss	147,818
Net amount recognized	$ (4,444)
Recognized in accumulated other comprehensive loss from initial adoption of SFAS No. 158	
Unrecognized prior service cost	$ 220,824
Unrecognized net loss	3,143
Deferred tax asset	(76,149)
	$ 147,818
Components of net periodic benefit cost	
Interest cost	$ 13,422
Amortization of net obligation at transition	14,722
Net periodic post-retirement benefit cost	$ 28,144

The Bank expects to recognize amortization of transition obligation of $14,722 in 2007.

Note 11. Benefit Plans, continued

Post-Retirement Health Insurance, continued

The discount rate in determining the benefit relating to the untrended post-retirement health care plan at December 31, 2006, was assumed to be 6.00%.

Employer contributions are expected to be $24,165 in 2007.

Estimated future benefit payments to the plan are as follows:

2007	$	25,702
2008		23,792
2009		20,395
2010		19,940
2011		19,456
2011-2016		89,067

Deferred Compensation Plan

Funded deferred compensation plans have been adopted for certain members of the Board of Directors and Executive employees. The corresponding assets and liabilities accounts at December 31, 2006 were valued at $101,516 for the Director Plan and $228,381 for the Executive Plan and are held by a third party through the Virginia Bankers Association.

Profit Sharing/Thrift Plan

The Company provides a profit sharing/thrift plan for its employees to which contributions are made at the discretion of the Board of Directors. The plan also allows for pretax employee contributions of up to the maximum allowed by the IRS. The Company will match up to 50% of the first 6% contributed by the employee. Employer contributions to the plan amounted to $108,485, $124,991, and $108,575 in 2006, 2005, and 2004, respectively.

Note 12. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (all Federal) are as follows:

	2006	2005	2004
Current	$ 1,586,570	$ 1,566,950	$ 1,174,901
Deferred	(13,681)	(122,372)	(139,185)
	$ 1,572,889	$ 1,444,578	$ 1,035,716

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

	2006	2005	2004
Tax at statutory federal rate	$ 1,716,981	$ 1,582,564	$ 1,168,211
Tax exempt interest income	(133,270)	(129,743)	(138,693)
Other	(10,822)	(8,243)	6,198
	$ 1,572,889	$ 1,444,578	$ 1,035,716

Note 12. Income Taxes, continued

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31 are summarized as follows:

	2006	2005
Deferred tax assets		
Allowance for loan losses	$ 688,718	$ 598,117
Deferred compensation	87,802	81,834
Defined benefit plan	342,655	-
Post retirement health benefits	76,149	-
Other	29,829	24,774
Deferred tax assets	1,225,153	704,725
Deferred tax liabilities		
Net unrealized appreciation on securities available for sale	(53,017)	(12,299)
Depreciation	(239,847)	(276,090)
Accretion of discount on investment securities	(3,751)	(3,391)
Accrued pension costs	(185,691)	(65,761)
Other	(7,356)	(3,459)
Deferred tax liabilities	(489,662)	(361,000)
Net deferred tax asset	$ 735,491	$ 343,725

Note 13. Commitments and Contingencies

Litigation

In the normal course of business the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of commitments at December 31 is as follows:

	2006	2005
Commitments to extend credit	$ 35,176,000	$ 35,576,000
Standby letters of credit	3,374,000	2,467,000
	$ 38,550,000	$ 38,043,000

Note 13. Commitments and Contingencies, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

Concentrations of Credit Risk

Substantially all of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area, and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Company's market area. The concentrations of credit by type of loan are set forth in the Loans Receivable note. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of approximately $2,500,000. Although the Company has a reasonably diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in and around Botetourt, Roanoke and Rockbridge counties. The Company has a loan concentration relating to construction and land development, lumber and timber, and hotel and motels. Total loans and loan commitments to these industrial groups amounted to approximately $46,000,000, $7,000,000, and $10,000,000 respectively at December 31, 2006.

The Company from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 14. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 14. Regulatory Restrictions, continued

Capital Requirements, continued

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2006, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of the most recent notification, the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

The Company and Bank's actual capital amounts and ratios are also presented in the table (in thousands).

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 26,813	13.1%	$ 16,340	8.0%	n/a	n/a
Bank of Botetourt	$ 25,413	12.5%	$ 16,319	8.0%	$ 20,399	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 24,311	11.9%	$ 8,170	4.0%	n/a	n/a
Bank of Botetourt	$ 22,911	11.2%	$ 8,160	4.0%	$ 12,239	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	$ 24,311	9.8%	$ 9,904	4.0%	n/a	n/a
Bank of Botetourt	$ 22,911	9.3%	$ 9,850	4.0%	$ 12,313	5.0%
December 31, 2005:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 23,942	13.2%	$ 14,542	8.0%	n/a	n/a
Bank of Botetourt	$ 22,541	12.4%	$ 14,526	8.0%	$ 18,158	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 21,671	11.9%	$ 7,271	4.0%	n/a	n/a
Bank of Botetourt	$ 20,270	11.2%	$ 7,263	4.0%	$ 10,895	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	$ 21,671	9.7%	$ 9,429	4.0%	n/a	n/a
Bank of Botetourt	$ 20,270	9.1%	$ 9,375	4.0%	$ 11,719	5.0%

Note 14. Regulatory Restrictions, continued

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $2,300,000 at December 31, 2006. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2006.

Note 15. Transactions with Related Parties

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate loan transactions with related parties were as follows:

	2006	2005
Balance, beginning	$ 2,267,229	$ 1,039,702
New loans	7,228,840	7,492,825
Repayments	(7,368,830)	(6,265,298)
Balance, ending	$ 2,127,239	$ 2,267,229

Deposit transactions at December 31, 2006 and 2005 were insignificant.

Note 16. Parent Company Financial Information

Condensed financial information of Botetourt Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and due from banks	$ 33,076	$ 40,019
Investment securities held to maturity	1,350,000	1,350,000
Investment in affiliate bank at equity	22,222,747	20,333,753
Other assets	16,969	12,363
Total assets	$ 23,622,792	$ 19,456,987
Liabilities		
Income tax payable	$ -	$ 1,090
Total liabilities	-	1,090
Stockholders' equity		
Common stock	1,241,750	1,240,121
Additional paid-in capital	1,546,984	1,510,751
Retained earnings	21,544,114	18,960,299
Accumulated other comprehensive income (loss)	(710,056)	23,874
Total stockholders' equity	23,622,792	21,735,045
Total liabilities and stockholders' equity	$ 23,622,792	$ 21,736,135

Statements of Income
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Income			
Dividends from affiliate bank	$ 893,240	$ 741,401	$ 742,063
Interest on taxable securities	41,624	34,024	31,718
Interest on tax exempt securities	6,303	12,400	12,400
	941,167	787,825	786,181
Expenses			
Operating expenses	53,629	31,409	29,807
Income before taxes and equity in undistributed income of affiliate	887,538	756,416	756,374
Income tax (benefit) expense	(4,455)	1,090	870
Income before equity in undistributed income of affiliate	891,993	755,326	755,504
Equity in undistributed income of affiliate	2,585,062	2,454,696	1,644,694
Net income	$ 3,477,055	$ 3,210,022	$ 2,400,198

Note 16. Parent Company Financial Information, continued

Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 3,477,055	$ 3,210,022	$ 2,400,198
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of affiliate	(2,585,062)	(2,454,696)	(1,644,694)
Net increase (decrease) in other liabilities	(1,090)	276	814
Net (increase) decrease in other assets	(4,606)	418	(1,595)
Net cash provided by operating activities	886,297	756,020	754,723
Cash flows from investing activities			
Purchases of investment securities	(200,000)	(200,000)	(675,000)
Maturities of investment securities	200,000	200,000	475,000
Increase in investment in Bank	(37,862)	(156,157)	(35,601)
Net cash used in investing activities	(37,862)	(156,157)	(235,601)
Cash flows from financing activities			
Dividends paid	(893,240)	(741,401)	(567,063)
Common stock issued	37,862	156,157	35,601
Net cash used by financing activities	(855,378)	(585,244)	(531,462)
Net increase (decrease) in cash and due from banks	(6,943)	14,619	(12,340)
Cash and cash equivalents, beginning	40,019	25,400	37,740
Cash and cash equivalents, ending	$ 33,076	$ 40,019	$ 25,400

Note 17. Subsequent Event

The company declared a first quarter $0.20 dividend per common share on February 10, 2007 to shareholders of record on January 24, 2007.

Board of Directors



Sitting: G. Lyn Hayth, III, H. Watts Steger, III, F. Lindsey Stinnett, Joyce R. Kessinger
Standing: Tommy L. Moore, D. Bruce Patterson, John B. Williamson, III, Gerald A. Marshall, Edgar K. Baker

Years of Service Recognition



H. Watts Steger, III



Vicky M. Wheeler

H. Watts Steger, III and Vicky M. Wheeler were recognized for 35 years of service at Bank of Botetourt during 2006.



Officers

H. Watts Steger, III
Chairman & CEO

G. Lyn Hayth, III
President

Michelle A. Alexander
Senior Vice President
CFO

P. Duaine Fitzgerald
Senior Vice President
Financial Services

Andrew T. Shotwell
Senior Vice President
Bank Operations

Vicky M. Wheeler
Senior Vice President
Branch Administration

Barbara G. Anderson
Vice President
Compliance & Training

Brenda G. DeHaven
Vice President
Internal Auditor

Marty R. Francis
Vice President
Commercial Lending

George E. Honts, IV
Vice President
Commercial Lending

Garland L. Humphries
Vice President
Credit Administration

Cindy K. Pierson
Vice President
Bank Operations

Duane L. Burks
Assistant Vice President &
Branch Manager

Ellen C. Cooper
Assistant Vice President
Mortgage Lending

Linda R. McMillan
Assistant Vice President &
Branch Manager

Tammy S. Talbott
Assistant Vice President &
Branch Manager

Karen R. Thrasher
Assistant Vice President &
Branch Manager

Paula E. Bussey
Branch Manager

Patsy B. Craft
Branch Manager

Marney J. Heath
Investment Services

Cari J. Humphries
Marketing Officer

Shelley M. Martin
Branch Manager

Paul M. Murphy
Credit Administration Officer

Deborah W. Plogger
Manager
Rockbridge Title
Services, LLC

Paula A. Rhodes
Assistant Operations Officer

Tina M. Simpson
Branch Manager

Joanne B. Snyder
Human Resources Officer



Row 1: Vicky M. Wheeler, Michelle A. Alexander, G. Lyn Hayth, III, H. Watts Steger, III, Andrew T. Shotwell, P. Duaine Fitzgerald

Row 2: Paula E. Bussey, Barbara G. Anderson, Shelley M. Martin, Deborah W. Plogger, Ellen C. Cooper, Marney J. Heath, Tina M. Simpson, Patsy B. Craft

Row 3: Marty R. Francis, George E. Honts, IV, Karen R. Thrasher, Cindy K. Pierson, Joanne B. Snyder, Paul M. Murphy, Paula A. Rhodes, Linda R. McMillan, Cari J. Humphries, Garland L. Humphries

Not Pictured: Brenda G. DeHaven, Tammy S. Talbott, and Duane L. Burks



Employees



Bank Family
SPIRIT DAY, 2007

Bank School Graduates



Cindy K. Pierson

Bank of Botetourt's Vice President of Bank Operations, **Cindy K. Pierson,** and Assistant Vice President & Branch Manager, **Tammy S. Talbott,** were among the 55 bankers receiving graduation certificates on August 4, 2006 from the Virginia Bankers School of Bank Management at the University of Virginia in Charlottesville. The three-year school is sponsored by the Virginia Bankers Association in cooperation with the McIntire School of Commerce at the University.



Tammy S. Talbott

Those receiving diplomas completed the Bank Management Course, which requires attendance on campus for three one-week resident sessions with extensive bank study assignments between sessions. Graduates broadened their knowledge in all aspects of banking, economics, and related subjects.



Employees

Bank Family

Retirement



Wanda J. Moore

Wanda J. Moore, head teller of Bank of Botetourt's Troutville office, retired on January 12, 2007. A native of Iowa, Moore began her banking career in 1982 at First Virginia Bank in Roanoke. Moore joined Bank of Botetourt in 1994 as a teller. Moore was later promoted to head teller/cash management and has served in that capacity for over 10 years. Moore has been instrumental in the training of many tellers and branch managers throughout her tenure at Bank of Botetourt. Soon after her retirement, Moore married Mr. Guy Showalter of Clifton Forge. Moore hopes to travel and remain active by continuing her volunteer work with the American Cancer Society's Relay for Life events. Moore currently resides in Daleville.



Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 2:30 p.m. on Wednesday, May 16, 2007, at the Buchanan Theatre, Main Street, Buchanan, Virginia.

Requests for Information

Requests for information should be directed to Mr. H. Watts Steger, III at Botetourt Bankshares, Inc., Post Office Box 339, Buchanan, Virginia, 24066; telephone (540) 591-5000.

Independent Auditors

Elliott Davis, LLC
Certified Public Accountants
Post Office Box 760
Galax, Virginia 24333

Stock Transfer Agent

Botetourt Bankshares, Inc.
Post Office Box 339
Buchanan, Virginia 24066

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Buchanan Office
19747 Main Street - Buchanan
(540) 254-1721

Daleville Office
670 Roanoke Road - Daleville
(540) 992-4777

Eagle Rock Office
58 Railroad Avenue - Eagle Rock
(540) 884-2265

Troutville Office
5462 Lee Highway - Troutville
(540) 966-3850

Bonsack Office
3801 Challenger Avenue - Roanoke
(540) 777-2265

Lexington Office
65 East Midland Trail - Lexington
(540) 463-7224

Loan Administration Center
21 Stoney Battery Road - Troutville
(540) 966-3850

Peters Creek Office
3130 Peters Creek Road - Roanoke
(540) 777-2010

Fairfield Office
5905 North Lee Highway - Fairfield
(540) 377-5270

Investment Securities
5462 Lee Highway - Troutville
(540) 473-1224

Mortgage Centers
Daleville & Bonsack (540) 966-5626
Lexington (540) 463-5626

Operations Center
19800 Main Street - Buchanan
(540) 473-1173

www.bankofbotetourt.com
info@bankofbotetourt.com



END

Photographed by John Layman
in Botetourt County, Virginia